Item 77I - Terms of New or Amended Securities

1. At the November 10, 2005 meeting, the Board of Trustees of ING Mutual Funds approved the requisite plans, agreements and other routine matters with respect to the establishment of ING Greater China Fund, ING Emerging Markets Fixed Income Fund, ING Index Plus International Equity Fund, ING Diversified International Fund, and ING International Capital Appreciation Fund.

2. At the November 10, 2005 Board Meeting, the Board of Trustees approved the establishment of ING International Real Estate Fund, and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to ING Mutual Fund's registration statements registering shares of the Fund. At the January 19, 2006 Board Meeting, the Board of Trustees approved the standard agreements, plans and procedures relevant to the establishment of the Fund.

3. At the November 10, 2005 Board Meeting, the Board approved a Fee Waiver Agreement between ING Mutual Funds and ING Funds Distributor, LLC for the period January 1, 2006 through and including December 31, 2006 under which IFD has agreed to waive 0.10% of the distribution fee for Class A Shares of ING Emerging Countries Fund.

4. At the January 19, 2006 Board Meeting, the Board of Trustees of ING Mutual Funds approved the establishment of ING Global Bond Fund as well as the standard agreements, plans and procedures relevant to the establishment of the Fund.